Exhibit 10.1

DEMAND PROMISSORY NOTE

$325,000.00	May 14, 2015
New York, New York

FOR VALUE RECEIVED, the undersigned, Viggle Inc. (the “Borrower”), with an address at 902 Broadway, 11th Floor, New York, NY 10010, hereby promises to pay to the order of Sillerman Investment Company III LLC (the “Lender”), with an address at c/o SFX Entertainment, Inc., 902 Broadway, 11h Floor, New York, NY 10010, the principal sum of Three Hundred Twenty-Five Thousand Dollars ($325,000.00), together with interest thereon from the date hereof at an annual rate equal to 12.00% per annum.  Principal and interest due under this Note shall be due and payable upon demand.

Interest hereunder shall be computed on the basis of a 360-day year consisting of twelve 30-day months and shall accrue so long as any sum remains outstanding under this Note.  Anything in this Note to the contrary notwithstanding, the obligation of the Borrower to make payments of interest shall be subject to the limitation that payments of interest shall not be required to be made by the Borrower to the extent that the receipt thereof would not be permissible under the law or laws applicable to the Lender limiting rates of interest which may be charged or collected by the Lender.  Any such payments of interest which are not made as a result of the limitation referred to in the preceding sentence shall be made by the Borrower to the Lender on the earliest interest payment date or dates on which the receipt thereof would be permissible under the laws applicable to the Lender limiting rates of interest which may be charged or collected by the Lender.

Payments of principal and interest made more than (10) days after they are due, shall bear interest at the lesser of (i) 5% per annum or (ii) the highest rate permitted by applicable law.  Payment of the principal and interest due under this Note shall be made at such place as the Lender shall designate to the Borrower and in such coin or currency of the United States of America as at the time of payment is legal tender for the payment of all public and private debts.

The principal amount of this Note may be prepaid at any time and from time to time, in whole or in part, without premium or penalty.

The Borrower hereby waives presentment, demand for payment, notice of dishonor, and any and all other notices or demands in connection with the delivery, acceptance, performance, default or enforcement of this Note.  The Borrower shall pay all fees, expenses and disbursements of the Lender’s counsel in connection with the enforcement of this Note and the collection of all sums due hereunder.

This Note shall be binding upon the Borrower, its successors and assigns and shall inure to the benefit of the heirs, successors and assigns of the Lender.

This Note and the rights and obligations of the Borrower hereunder shall be governed by and construed and interpreted in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the Borrower has executed this Note as of the day and year first written above.
VIGGLE INC.

By:
Name:
Title: